Exhibit (a)(1)(D)

Offer to Purchase
All Outstanding Shares of Common Stock
of
ROUNDY'S, INC.
at
$3.60 Per Share, Net in Cash
Pursuant to the Offer to Purchase dated November 19, 2015
by
KS MERGER SUB INC.
a wholly owned subsidiary
of
THE KROGER CO.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM, NEW YORK TIME, ON DECEMBER 17, 2015, UNLESS THE OFFER IS EXTENDED.

November 19, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We have been engaged by KS Merger Sub Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of The Kroger Co., an Ohio corporation ("Kroger"), to act as information agent (the "Information Agent") in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Roundy's, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.60 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated November 19, 2015 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

        The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 15 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

          1.     The Offer to Purchase;

          2.     The Letter of Transmittal (including IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

          3.     A Notice of Guaranteed Delivery that accompanies the Offer to Purchase to be used to accept the Offer if the Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the "Depositary"), by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

          4.     A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

          5.     The Company's Solicitation/Recommendation Statement on Schedule 14D-9; and

          6.     A return envelope addressed to the Depositary for your use only.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 PM, New York time, on December 17, 2015, unless the Offer is extended by Purchaser.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 10, 2015 (the "Merger Agreement"), by and among the Company, Kroger and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of Kroger. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

        The Board of Directors of the Company has: (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained therein and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

        For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an "Agent's Message" (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

        Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. KING & CO., INC.

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (866) 864-4940
Email: rndy@dfking.com